UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 25, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction **of Incorporation)**	**(Commission** **File Number)**	**(IRS Employer** **Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

On January 28, 2015, McDonald's Corporation (the "Company") announced that Donald Thompson, President and Chief Executive Officer, will retire from the Company, effective March 1, 2015 and will be succeeded by Stephen Easterbrook, currently Senior Executive Vice President and Chief Brand Officer. In addition, on the same date, the Company announced that Peter J. Bensen, Senior Executive Vice President and Chief Financial Officer, is promoted to a newly created role of Chief Administrative Officer and that Kevin Ozan, Senior Vice President and Controller, is promoted to Executive Vice President and Chief Financial Officer, both effective March 1, 2015. The Board of Directors of the Company (the "Board") also elected Brian Mullens to the position of Senior Vice President and Corporate Controller, effective March 1, 2015.

Changes to the Management Team's Compensation

In connection with the foregoing promotions, the Compensation Committee (the "Committee") of the Board approved the following adjustments to the officers' compensation, effective March 1, 2015:

Mr. Easterbrook's base salary was increased to $1,100,000 (a 69.2% increase) and his target annual incentive opportunity under the Target Incentive Plan ("TIP") will increase from 100% of base salary to 160% of base salary (for 2015, the target and any TIP payout will be prorated to reflect the portion of the year in each position);

Mr. Bensen's base salary was increased to $950,000 (a 5.6% increase) and his target annual incentive opportunity under the TIP will increase from 100% of base salary to 125% of base salary (for 2015, the target and any TIP payout will be prorated to reflect the portion of the year in each position);

Mr. Ozan's base salary was increased to $600,000 (a 46.3% increase) and his target annual incentive opportunity under the TIP will increase from 65% of base salary to 100% of base salary (for 2015, the target and any TIP payout will be prorated to reflect the portion of the year in each position); and

Mr. Mullens will receive a 16.3% increase in his base salary and his target annual incentive opportunity under the TIP will increase from 50% of base salary to 65% of base salary (for 2015, prorated based on time in each position).

Each compensation adjustment was based on an analysis of comparable levels of base salary and annual bonus targets at peer companies. Target annual incentive opportunities are subject to rigorous performance metrics that must be achieved through the year to realize payout.

Retirement and Consulting Agreement with Mr. Thompson

The Company has entered into a Retirement and Consulting Agreement ("Agreement") with Mr. Thompson in connection with his retirement. The Agreement provides for the retirement benefits that Mr. Thompson is entitled to receive pursuant to the pre-established terms of the Company's benefit plans due to his age and years of Company service. In addition, the Board recognizes Mr. Thompson's unique skill set and therefore has decided to enter into a post-retirement, consulting agreement with Mr. Thompson. Mr. Thompson's consulting services will be at the request of Company's Chief Executive Officer or Board, and will include services that will leverage Mr. Thompson's system knowledge, relationships with important external stakeholders, influence as a leader in the corporate business community, and relationships with Company franchisees and suppliers in an effort to positively affect brand-impacting issues and opportunities. The Board believes these consulting services are important to the Company and in shareholders' best interests.

Under the Agreement, Mr. Thompson will provide consulting services to the Company for 12 months following his retirement and extend the term of his non-compete period to 24 months following his retirement (which is six months beyond the Company's customary 18 month period). The Agreement also provides for a general release of claims in favor of the Company and its affiliates as well as a non-disparagement covenant.

In consideration of the consulting services and extended non-compete period, the Agreement provides for the following:

- The Company will waive the six-month notice period that is customarily required in advance of a retirement under the TIP, Cash Performance Unit Plan and the terms of his equity incentive awards;

- Mr. Thompson will receive two $1.5 million cash payments, one on September 2, 2015 and a second on March 2, 2016; and

- The award of stock options made to Mr. Thompson in connection with his promotion to Chief Executive Officer in 2012 will be amended to provide for post-termination treatment consistent with the retirement treatment applicable to his other stock option awards (i.e., eligibility for continued vesting in accordance with the original vesting schedule and continued exercisability for the full term), an arrangement that will continue to align his interests with those of the Company's long-term shareholders.

The benefits set forth in the Agreement are conditioned upon Mr. Thompson's compliance with the commitments under the Agreement and are subject to forfeiture or clawback.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is filed as an exhibit hereto.

Awards to Certain Named Executive Officers under the TIP for 2015

On February 25, 2015, the Committee approved the payout structure for the 2015 TIP awards for executives.

The target 2015 TIP awards for the Company's "named executive officers" for whom disclosure was required in the Company's most recent proxy statement are as shown in the table below.

Name	Position	Target TIP Award as a Percentage of Base Salary
Donald Thompson*	President and Chief Executive Officer, Retired	160%
Peter J. Bensen**	Chief Administrative Officer	125%
Douglas Goare	President, McDonald's Europe	85%
David Hoffmann	President, McDonald's APMEA	85%

Note: Pursuant to the terms of our 2013 TIP plan, as Mr. Thompson will be employed through March 1, 2015, he is eligible to earn a prorated TIP payout for his service through March 1, 2015, based on actual 2015 results.
** Note: As disclosed above, Mr. Bensen's target and any TIP payout for 2015 will be prorated to reflect the portion of the year in which Mr. Bensen was the Chief Financial Officer with a target of 100% of base salary.

TIP payouts will be determined primarily by growth in the Company's operating income in 2015 over its 2014 operating income, measured in constant currencies. The named executive officers listed above are not eligible to receive a TIP payout if the Company (and/or an applicable business unit) does not achieve growth in operating income in 2015. Operating income is measured on a consolidated or geographic business unit level, as applicable to each named executive officer's award. For Messrs. Thompson and Bensen the payout will be based on consolidated performance. For Mr. Goare, the payout will be based on a combination of the performance of Europe and consolidated performance. For Mr. Hoffmann, the payout will be based on a combination of the performance of APMEA and consolidated performance.

The maximum TIP award that any of the named executive officers can earn in 2015 is 200% of the target award (as prorated, if applicable).

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.
99   Retirement and Consulting Agreement between Donald Thompson and the Company, dated March 1, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: March 3, 2015

By: /s/ Denise A. Horne

Denise A. Horne
Corporate Vice President—Associate General Counsel and Assistant Secretary

Exhibit Index

Exhibit No. 99   Retirement and Consulting Agreement between Donald Thompson and the Company, dated March 1, 2015

Exhibit 99

Retirement and Consulting Agreement

Thank you for over twenty-five years of contributions to McDonald's. You have decided to retire from your employment with McDonald's Corporation and its subsidiaries and affiliates (collectively, "McDonald's" or the "Company") effective March 1, 2015 and the following states the terms of our agreement (this "Agreement" or "First Agreement") regarding your separation from McDonald's.

You acknowledge and agree that in order to be eligible to receive retirement benefits under the terms of many of the Company's benefit plans you are required to provide six-months advance notice of your intention to retire, a release of claims and to agree to an 18-month non-competition period. However, subject to your execution of this Agreement, the Compensation Committee of the Company's Board of Directors has agreed to waive the requirement to provide six months advance notice pursuant to the terms provided in this Agreement.

You further acknowledge and agree that the benefits set forth below are good and valuable consideration that would not be offered to you but for your commitment to provide consulting services for one (1) year and your agreement to extend the term of your noncompetition covenant agreement to twenty-four (24) months post-termination (which is six months beyond the Company's customary 18 month period). You further acknowledge that the extension of your noncompetition covenant is necessary to protect businesses and goodwill of McDonald's.

RETIREMENT DATE

Your date of termination shall be March 1, 2015. Effective as of such date, you hereby resign as President and Chief Executive Officer of McDonald's Corporation and from the Board of Directors of McDonald's Corporation (the "Board") as well as from all other director, officer or other positions you hold with or on behalf of McDonald's Corporation and its subsidiaries and affiliates.

CONSULTING SERVICES

You agree that, although you shall not be an employee of McDonald's after March 1, 2015, you shall provide for a period of one (1) year thereafter (the "Consulting Period"), such consulting services as are reasonably requested by the Chief Executive Officer of McDonald's Corporation or the Board, and consistent with the provisions of this Agreement relating to Code Section 409A, to aid McDonald's in its business (including, without limitation, services that will leverage your system knowledge, relationships with important external stakeholders, influence as a leader in the corporate business community, and relationships with Company franchisees and suppliers in an effort to positively affect brand-impacting issues and opportunities). Consistent with the provisions of this Agreement relating to Code Section 409A, you shall devote the business time reasonably necessary to render the consulting services and shall use your best efforts to perform faithfully and efficiently the consulting services. The consulting services shall be of an advisory nature, and you shall have no power or authority to bind McDonald's.

McDonald's shall pay you $1,500,000 on September 2, 2015 and, provided you have executed the Later Date Agreement refered to below, $1,500,000 on March 2, 2016 in consideration for providing consulting services and for your other commitments hereunder. In addition, in accordance with its policies as in effect from time to time, McDonald's shall reimburse you, upon receipt of reasonable documentation, for all out-of-pocket expenses reasonably incurred by you for the purpose of providing any consulting services or assistance required under this section. During the Consulting Period, McDonald's agrees to indemnify you for your acts and omissions under this Agreement to the same extent, and subject to the same terms and conditions, that you were indemnified during your employment as President and Chief Executive Officer of McDonald's.

ACCRUED OBLIGATIONS AND BENEFITS TERMINATION

Your final paycheck shall include all base salary earned by you as well as any accrued but unused vacation and personal days as of March 1, 2015.

In addition, March 1, 2015 shall be your final day of employment and your benefits plan termination date for purposes of all McDonald's benefits programs, including but not limited to the Profit Sharing & Savings Plan, McDonald's long term incentive plans and McDonald's insurance plans. Except as expressly provided in this Agreement, your benefits shall be administered consistent with the plan documents and based upon your termination date of March 1, 2015.

All payments to you, as set forth in this Agreement, shall be issued in accordance with, and subject to, any withholding required by all local, state, and federal laws.

PAYMENT IN LIEU OF SABBATICAL

On September 2, 2015, you will receive a payment of $192,308, which is a payment in lieu of sabbatical. Such payment will be subject to supplemental wage withholding and will be reported by McDonald's on Internal Revenue Service Form W-2.

OUTPLACEMENT

McDonald's will provide you with outplacement services at a firm selected by you, and paid for by McDonald's up to $25,000.

TARGET INCENTIVE PLAN ("TIP")

You shall be eligible to receive a pro-rated payout pursuant to your 2015 TIP award, payable in March 2016. Your TIP shall be pro-rated by a factor of 60/365 and shall be subject to McDonald's performance against preestablished performance targets, as determined by the Compensation Committee of the Board.

CASH PERFORMANCE UNIT PLAN ("CPUP")

You shall be eligible to receive pro-rated payouts pursuant to your outstanding CPUP awards. The payouts shall be pro-rated based on the number of months you were employed during the applicable CPUP performance cycle and subject to McDonald's performance against preestablished performance targets, as determined by the Compensation Committee of the Board at the end of each of the 2013-2015 CPUP performance cycle and the 2014-2016 CPUP performance cycle. You are eligible to receive these payments in the normal CPUP payment cycle in March 2016 for the 2013-2015 CPUP performance cycle and March 2017 for the 2014-2016 CPUP performance cycle. For the avoidance of doubt, you shall not be entitled to any CPUP award in respect of the 2015-2017 performance cycle.

OFFICER FINANCIAL COUNSELING

You shall be eligible to receive Officer Financial Counseling Services in accordance with the Executive

Financial Counseling and Life Planning Program provided services are rendered within three months of your date of termination.

OFFICER ANNUAL PHYSICAL

You shall be eligible to receive an annual executive physical in accordance with the terms of the Executive Physical Program, provided your physical is completed prior to March 1, 2016.

RETIREMENT TRANSITION COUNSELING

You shall be eligible to receive Retirement Counseling Services for the calendar year 2015 in accordance with the terms of the program, provided services are rendered within three months of your date of termination.

CONTINUATION OF HEALTH COVERAGE

You may elect to continue your coverage under the medical and dental benefit programs of McDonald's that you participate in at the time of your termination for eighteen (18) months (or longer if required by law). This is known as COBRA coverage. If you file a timely election to take COBRA coverage, you shall have to pay the applicable employee cost under the plan in which you are enrolled, and McDonald's shall pay the remainder of the cost of your COBRA coverage through September 2016. You shall only be able to take the COBRA coverage if you pay the applicable employee cost on a monthly basis. You may not have your share of these costs contributed to any cafeteria or flexible spending account. If you fail to pay the required COBRA premium by the end of the month for which the premium is due, your coverage shall terminate as of the last day of the month for which your last premium was paid. McDonald's shall not pay any portion of the cost of COBRA coverage beyond September 2016, regardless of whether you or your eligible dependents have an additional qualifying event under COBRA. Notwithstanding the foregoing, if COBRA coverage is no longer required to be provided under the federal laws governing COBRA, all payments by McDonald's for COBRA coverage shall also end. Further information about COBRA coverage, shall be provided by the plan administrator.

Upon the expiration of your COBRA coverage, you may elect McDonald's Retiree Medical benefits at your cost, provided you meet and satisfy all of the requirements of McDonald's Retiree Medical Plan, as in effect from time to time. In any event, Retiree Medical Benefits shall be available only for as long as McDonald's maintains such a plan for retirees, and McDonald's reserves the right to amend or terminate the Retiree Medical Plan at any time, in its sole discretion.

REIMBURSEMENT OF FEES

McDonald's shall reimburse you for your reasonable legal costs, up to a maximum amount of $20,000, incurred in connection with the negotiation and documentation of this Agreement.

EQUITY-BASED AWARDS

Each of the stock option and restricted stock unit ("RSU") awards held by you on your termination date shall be treated in accordance with its existing terms, except as otherwise provided in this paragraph. For the avoidance of doubt, your termination of employment shall be considered a "Termination With At Least 68 Years of Combined Age and Company or Affiliate Service" within the meaning set forth in the applicable award agreement. Notwithstanding the foregoing, the parties acknowledge and agree that, pursuant to this Agreement, the terms of your stock option award dated June 29, 2012 have been amended to provide for continued vesting on their original vesting schedule and continued exercisability through their original expiration date, as set forth below.

Stock Options

The following table provides for the exercisability of your outstanding stock option grants, subject to their terms:

Grant Date	Options That May be Exercised	Last Date to Exercise (If the last date to exercise is a weekend or a U.S. holiday, the last date will be the previous business day.)
2/14/2006	All outstanding options.	2/14/2016
2/14/2007		2/14/2017
2/13/2008		2/13/2018
2/11/2009		2/11/2019
2/10/2010		2/10/2020
2/9/2011		2/9/2021
2/8/2012	All outstanding options.	2/8/2022
6/29/2012	Unvested options as of the date of termination will become exercisable in accordance with their vesting schedule.	6/29/2022
2/13/2013		2/13/2023
2/12/2014		2/12/2024

Restricted Stock Units

The following table provides for your outstanding RSU awards, which, subject to their terms (including without limitation the performance-based vesting conditions), are eligible to vest and be settled at the following times:

Grant Date	Number of RSUs Granted	RSUs Eligible to Vest	Settlement Date
2/13/2013	31,915	23,050	2/13/2016
2/13/2013	11,969	8,645	2/13/2016
2/13/2013	11,968	8,644	2/13/2016
2/12/2014	38,642	38,642	2/12/2017

FULL SETTLEMENT

You acknowledge that the payments described above under the TIP, CPUP, and Equity-Based Awards are your sole entitlements under the TIP, CPUP, 2001 Omnibus Stock Ownership Plan and 2012 Omnibus Stock Ownership Plan and, other than the benefits expressly set forth in this Agreement, that you shall not be entitled to any other severance or termination pay under such plans or any other benefit plans of McDonald's or rights with respect to compensation under such plans or any other benefit plans of

McDonald's that was unvested as of the date hereof, including without limitation the McDonald's Corporation Severance Plan. McDonald's acknowledges that neither your death or disability after the date hereof will reduce or eliminate its obligations to you hereunder.

REFERENCE

We shall respond in a neutral manner (providing only dates of employment and positions held) to any reference requests by parties outside McDonald's, provided that all reference requests are directed only to the Corporate Executive Vice President Human Resources at 2915 Jorie Blvd., Oak Brook, IL 60523 or his successor. McDonald's is not responsible for statements or references given by anyone other than the Corporate Executive Vice President Human Resources, or his successor, or for statements or references given to other McDonald's personnel.

COOPERATION WITH McDONALD'S

Except as described in the last sentence of this section and the section entitled "Right to Enforce Agreement and Cooperate with the Government," you agree to reasonably assist and cooperate with McDonald's (and its outside counsel) in any pending, threatened or future investigations, audits, charges, complaints, lawsuits, arbitrations, regulatory actions or other claims or proceedings in the event that McDonald's determines that you may have knowledge or be a witness relating to the investigation, charge, complaint, lawsuits, arbitration, regulatory action or other claim or proceedings. Notwithstanding the foregoing, nothing in this Agreement shall prohibit or interfere with your right to file a charge, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state or local agency, and this section does not require you to assist and cooperate with McDonald's in any claim, lawsuit or proceeding by you against McDonald's for breach of this Agreement or for a claim that is excepted from the General Release, below.

GENERAL RELEASE

In exchange for the payments and benefits set forth in this Agreement, you (and anyone claiming through you or on your behalf, including, without limitation your heirs, executors, administrators, representatives, agents, successors and assigns) agree to release the "McDonald's Releasees" (as defined below) with respect to any and all claims, actions, causes of action, complaints, grievances, demands, allegations, promises, and obligations for damages, and any and all other demands (collectively, "Claims") you may have against the McDonald's Releasees or have ever had, whether known or unknown, concerning, relating to, or arising out of any alleged acts or omissions by the McDonald's Releasees from the beginning of time to the date on which you execute this Agreement.

"McDonald's Releasees" as used in this release and the rest of this Agreement includes McDonald's Corporation, McDonald's USA, LLC, all of their respective subsidiaries, affiliates and related entities and companies, and their current and former directors, officers, agents, employees, insurers and attorneys, and all employee benefit plans and arrangements and their administrators, trustees and other fiduciaries, and all successors and assigns of all of the foregoing.

The Claims you are releasing include without limitation the Claims referred to in this Agreement, any additional Claims asserted on your behalf by legal counsel (if any) or by any individual, entity or government agency, and all other Claims arising under any act, statute, constitution, regulation, executive order, ordinance, or the common law, including any Claims for attorneys' fees and/or costs. Without limiting the generality of the foregoing and subject to the exceptions listed in the section entitled "Right to Enforce Agreement and Cooperate with the Government" listed below, the Claims released by you hereunder include, but are not limited to:

(a) all Claims for or related in any way to your employment, compensation, other terms and conditions of employment, or cessation of employment with the McDonald's Releasees;

(b) all Claims that were or could have been asserted by you or on your behalf: (i) in any federal, state, or local court, or tribunal; (ii) under any public policy or common law theory; (iii) under any employment agreement or contract, other agreement or contract, tort (including but not limited to Claims for infliction of emotional distress); or (iv) any federal, state, or local law, regulation, ordinance, or executive order;

(c) any and all Claims that a McDonald's Releasee is obligated to pay or owes any compensation or payments to you in connection with any ideas, information, inventions, processes, procedures, systems, methods, intellectual property or other materials that you may have developed, produced, created, designed, modified, improved, enhanced or revised during your employment with the McDonald's Releasees or disclosed to the McDonald's Releasees, including without limitation any trademarks, service marks, trade dress, copyrights, patents and/or trade secrets, (collectively referred to in this Agreement as "Materials"); and

(d) any and all Claims that were or could have been asserted by you or on your behalf arising under any law, including but not limited to, and as in effect or amended from time to time: Title VII of the Civil Rights Act of 1964 ("Title VII"), the Civil Rights Act of 1866 (42 U.S.C. Section 1981), the Civil Rights Act of 1991 (42 U.S.C. Section 1981a), Age Discrimination in Employment Act, 29 U.S.C. §§ 621 et seq. ("ADEA"), the Americans with Disabilities Act ("ADA"), the Employee Retirement Income Security Act, the Family and Medical Leave Act, the Uniformed Services Employment and Reemployment Rights Act ("USERRA"), the Genetic Information Nondiscrimination Act ("GINA"), the Equal Pay Act, the Fair Credit Reporting Act, the Immigration Reform Control Act, the Occupational Safety and Health Act, the Employee Polygraph Protection Act, the Worker Adjustment and Retraining Notification Act ("WARN Act"), the Lilly Ledbetter Fair Pay Act of 2009, any state or federal consumer protection and/or trade practices act, the Illinois Human Rights Act, the Illinois Wage Payment and Collection Act, the Illinois Equal Wage Act, the Illinois Equal Pay Act of 2003, the Illinois Minimum Wage Law, the Illinois Worker Adjustment and Retraining Notification Act ("Illinois WARN Act"), the anti-retaliation provisions of the Illinois Workers Compensation Act, and the Illinois Whistleblower Act and any other whistleblower statute.

Without limiting the generality of the foregoing, the Claims you are releasing include any Claim that any future nonpayment or difference in amount, timing or duration of wages, salaries, bonuses, benefits (such as under the Profit Sharing and Savings Plan, McDonald's long term incentive plans, Mcdonald's insurance plans, TIP, equity incentive plans, and CPUP) or other compensation is discriminatory under the ADEA, Title VII, the ADA and the Rehabilitation Act of 1973, all as amended or modified in operation by the Lilly Ledbetter Fair Pay Act of 2009, and all such Claims under all federal, state and local law, as heretofore or hereafter amended or modified in operation.

Notwithstanding anything in the foregoing to the contrary, this Agreement does not release any claims that may arise from any act act or omission after the date of this Agreement, and does not contain a waiver of rights to indemnification to the maximum extent provided under McDonald's charter, by-laws and applicable law and to directors and officers liability insurance coverage with respect thereto.

YOU UNDERSTAND BY SIGNING THIS AGREEMENT, YOU ARE GIVING UP ALL CLAIMS AGAINST THE McDONALD'S RELEASEES except those expressly excepted by this Agreement or otherwise not waivable. You agree that this Agreement provides benefits to you that are above and beyond anything to which you are otherwise entitled.

Provided you sign after March 1, 2016 (unless your Consulting Period terminates before such date in which event you must sign after the date your Consulting Period ends) and deliver to McDonald's a certain later date agreement dated March 1, 2016 ("Later Date Agreement"), a copy of which is attached hereto as Exhibit A, by which you will provide a general release to McDonald's covering the period from this First Agreement to the date you sign the Later Date Agreement, You will also receive certain other benefits, as set forth in the Later Date Agreement, as consideration for that Later Date Agreement. The benefits referred to in the Later Date Agreement will not be provided unless you sign and deliver to McDonald's the Later Date Agreement. This First Agreement will remain in full force and effect after you enter into the Later Date Agreement and will remain in full force and effect if you do not enter into the Later Date Agreement.

RIGHT TO ENFORCE AGREEMENT AND COOPERATE WITH THE GOVERNMENT

Nothing in this Agreement shall prohibit or interfere with your right to bring any action to enforce the terms of this Agreement or to file a charge, cooperate, or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state or local agency. However, except where otherwise prohibited by law, the consideration provided to you in this Agreement shall be the sole relief provided to you for all Claims you previously asserted or could have asserted. You are not, and shall not be, entitled to recover, and you agree to waive any monetary benefits or other personal relief of recovery against the McDonald's Releasees in connection with any such Claim without regard to which entity or person has brought such Claim.

RETURN OF McDONALD'S PROPERTY; DEDUCTIONS FROM PAY FOR MONEY OWED TO McDONALD'S

On or by your termination date you shall return to McDonald's all documents, manuals, office equipment, credit cards and other things belonging to McDonald's which you have borrowed or which you possess or control. You authorize McDonald's to deduct from your paycheck or severance pay, any money owed McDonald's as a result of items which are not returned or for loans or advances you have received and which remain unpaid, if you agreed to allow such deductions at the time the loans or advances were made.

NON-DISPARAGEMENT AND LIMITATIONS ON PUBLICATIONS

You agree at all times to refrain from all conduct, verbal or otherwise (including but not limited to postings on the internet and/or on any social media outlet, such as Twitter and Facebook) that disparages or damages or could disparage or damage the reputation, goodwill, or standing in the community of McDonald's, its past or current parents, subsidiaries or joint ventures, or any of its or their past or present officers, directors or employees. While communicating via social media or otherwise, you further agree that your communications shall clearly state that you are not employed by and do not represent McDonald's and shall be clearly identified as representing your personal views and not those of McDonald's.

Without limiting the generality of the foregoing, you further agree that, you shall not, for three (3) years following your termination date publish any articles, or books about McDonald's, its business or any McDonald's Releases without the prior written consent of McDonald's General Counsel, or her successor. Please direct any such request such written consent to McDonald's Corporation, c/o General Counsel, 2915 Jorie Blvd., Oak Brook, IL 60523. You further agree that, you shall, for one (1) year following your termination date, provide advance notice to McDonald's Medial Relations Department via email (press@us.mcd.com) or telephone (630 623-3791) prior to participating in any pre-booked or scheduled interview with a representative of the public media.

Notwithstanding the foregoing, nothing in this Agreement shall prohibit or interfere with your right to file a charge, cooperate, or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state, or local agency. Additionally, nothing herein shall prohibit you from discussing wages and working conditions with other current or former employees, and the Parties agree that nothing in this Agreement is intended or shall be interpreted so as to interfere with any rights you may have under Section 7 of the National Labor Relations Act.

LICENSE TO RIGHT OF PUBLICITY

You hereby grant to McDonald's the irrevocable, worldwide right to use, publish, display, edit, modify and distribute materials bearing your name, voice, image, likeness, statements attributable to you or any other identifiable representation of you in connection with or related to your employment with McDonald's (collectively, "your Likeness") in any form whatsoever now existing or developed in the future. You agree that all materials containing your Likeness are and shall remain the sole and exclusive property of McDonald's, and you hereby assign any proprietary right you may have in such materials to McDonald's. You hereby release and forever discharge McDonald's from any and all liability, claims and damages relating to the use of your Likeness and you waive any right you may have to inspect or approve the finished materials or any part or element thereof that incorporates your Likeness.

ASSIGNMENT OF INTELLECTUAL PROPERTY

You hereby assign to McDonald's all of your right, title and interest in and to any and all confidential information, works of authorship, inventions, ideas, improvements, discoveries, developments, designs, trademarks, trade names, service marks, logos and trade dress (collectively, "Intellectual Property"), and all proprietary and intellectual property rights with respect thereto (collectively, "Proprietary Rights"), whether or not patentable or registrable under trademark, copyright or other statutes, made or conceived or reduced to practice or learned by you as a result of your employment with McDonald's, either alone or jointly with others, during the period of your employment with McDonald's. You acknowledge that all original works of authorship which are made by you, solely or jointly with others, within the scope of your employment and which are protectable by copyright are "works made for hire," as that term is defined in the United States Copyright Act (17 U.S.C., Section 101), and that even if it should be determined that such works do not qualify as "works made for hire," all of your right, title and interest thereto is nonetheless assigned to McDonald's by virtue of this Agreement. You recognize that this Agreement does not require assignment of: (i) any Intellectual Property which you made, conceived or learned prior to the commencement of your employment with McDonald's (which, to preclude any possible uncertainty, you have listed on Attachment B attached hereto); or (ii) any Intellectual Property that you develop entirely on your own time without using McDonald's equipment, supplies, facilities, or trade secret information except for that Intellectual Property which either: (a) relates at the time of conception or reduction to practice to McDonald's business, or actual or demonstrably anticipated research or development of McDonald's; or (b) results from any work performed by you for McDonald's.

ENFORCEMENT OF PROPRIETARY RIGHTS

At McDonald's expense, you shall assist McDonald's after your termination of employment in every proper way to obtain and from time to time to enforce United States and foreign Proprietary Rights relating to Intellectual Property in any and all countries. To that end, you shall execute, verify and deliver such documents and perform such other acts (including appearances as a witness) as McDonald's may reasonably request for use in applying for, obtaining, perfecting, evidencing, sustaining and enforcing such Proprietary Rights and the assignment thereof. Nothing herein shall prohibit or interfere with your right to file a charge, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state, or local agency.

NON-SOLICITATION OF EMPLOYEES; NON-INTERFERENCE WITH BUSINESS RELATIONSHIPS; CONFIDENTIALITY OF EMPLOYEE NAMES; NON DISTURBANCE

You further agree that for a period of two (2) years from your date of termination, you shall not directly or indirectly solicit for employment any "salaried" employee of McDonald's, whether employed at the corporate office or in the field (including McDonald's restaurants) or any individual who was a "salaried" employee of McDonald's in the six (6) months preceding any solicitation. You agree you shall not directly or indirectly induce any vendor, supplier, franchisee, consultant, independent contractor or partner of McDonald's to reduce or curtail its relationship with McDonald's. Additionally, you agree not to release names of any McDonald's "salaried" employees (or any individuals who were "salaried" employees of McDonald's in the six (6) months preceding any such release) to recruiters, headhunters or employment agencies. If at any time during this two (2) year period you contemplate soliciting or extending an offer of employment, either directly or indirectly, to a McDonald's "salaried" employee, you agree to contact the Executive Vice President of Human Resources, or his/her successor, for approval before soliciting or extending such an offer. Nothing herein shall prohibit or interfere with your right to file a charge, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state, or local agency.

NON-COMPETE

You acknowledge that McDonald's is engaged in a highly competitive business and has a compelling business need and interest in preventing release or disclosure of its confidential, proprietary and trade secret information as defined in this Agreement. Moreover, you acknowledge that McDonald's has highly valuable, long-term and near permanent relationships with certain customers, suppliers, manufacturers, franchisees, employees and service organizations which McDonald's has a legitimate interest in protecting and that you, by virtue of your position with McDonald's, had, have and shall continue to have access to these customers, suppliers, manufacturers, franchisees, employees and service organizations as well as the confidential, proprietary and trade secret information as defined in this Agreement. You also acknowledge that McDonald's has invested substantial time, money and other resources in building and maintaining goodwill, reputation and a valuable brand and system. Accordingly, you agree that during your employment and for a period of twenty-four (24) months after your termination date, you shall not either directly or indirectly, alone or in conjunction with any other party or entity, perform any services, work or consulting for one or more Competitive Companies in the United States. Competitive Companies shall mean any company in the ready-to-eat restaurant industry anywhere in the United States that exists today or may exist at any time during such twenty-four (24) month period. Notwithstanding the foregoing, a company described in the foregoing sentence shall not be considered a "Competitive Company" until and unless it has five hundred (500) or more restaurants, stores or other locations in the United States. Examples of Competitive Companies include, but are not limited to: YUM Brands, Inc., (including but not limited to Taco Bell, Pizza Hut and Kentucky Fried Chicken), Burger King, Wendy's, Culver's, In-N-Out Burger, Sonic, Hardee's, Checker's, Arby's, Long John Silver's, Jack-in-the-Box, Popeye's Chicken, Chick-fil-A, Domino's Pizza, Chipotle, Q-doba, Panera Bread, Papa John's, Potbelly, Subway, Quiznos, Dunkin' Brands, Seven-Eleven, Tim Horton's, Starbucks, Jamba Juice, and their respective organizations, partnerships, ventures, sister companies, franchisees, affiliates or any organization in which they have an interest and which are involved in the ready-to-eat restaurant industry in the United States. You agree to consult with the Executive Vice President of Human Resources, or his/her successor, for clarification as to whether or not McDonald's views a prospective employer, consulting client or other business relationship of yours, in the ready-to-eat industry not listed or described above, as a Competitive Company.

CONFIDENTIAL INFORMATION

You acknowledge that during your employment you have formulated, established and otherwise had access to and knowledge of McDonald's confidential, proprietary and trade secret information as defined in this Agreement, including but not limited to, special information about relationships and distributors, vendors, suppliers, manufacturers, franchisees, employees and customers, as well as special and confidential knowledge about McDonald's relating to pricing, business and financial affairs, advertising, marketing, sales, expansion plans, new store sites and strategies for McDonald's business, including various technical items and equipment used or contemplated for use in McDonald's business. You further acknowledge that the preservation of a continuing business relationship between McDonald's and its customers, franchisees, suppliers and manufacturers is of critical importance to the continued business success of McDonald's and that it is the policy of McDonald's to safeguard as confidential the identity and special needs of certain customers, franchisees, suppliers, manufacturers, representatives and key employees. You also acknowledge that McDonald's has invested substantial time, money and other resources in building and maintaining goodwill, reputation and a valuable brand and system. In view of the foregoing, and except as described in the last sentence of this section and the section above entitled "Right to Enforce Agreement and Cooperate with the Government," you agree that until such information becomes public through no act or omission by you or wrongful act or omission of any other person, you shall not disclose to any person or entity or use for any purpose whatsoever any confidential, proprietary or trade secret information as defined in this Agreement concerning the business, or any customer, representative, agent or employee of McDonald's that was obtained by you in the course of your employment with McDonald's. You further agree that upon separation from your employment, you shall not take with you, but shall leave with McDonald's, all records (including electronic data) and papers and all other items of whatever nature that contain confidential, proprietary and trade secret information of McDonald's. For purposes of this Agreement, the terms "trade secrets," "proprietary information" and "confidential information" include processes, methods, techniques, systems, formulae, patents, models, devices, compilations, customer lists, financial information, development plans, supplier lists and any information of whatever nature that gives to McDonald's an opportunity to obtain an advantage over competitors who do not know or use such information or data or any information that would be harmful to McDonald's if disclosed. Without limiting the generality of the foregoing, you further agree, that you shall not write, confirm or otherwise communicate or publish to any person or entity any of McDonald's trade secrets, proprietary information or confidential information, including, without limitation while using social media (e.g., blogging, tweeting, and postings on social networking sites). Nothing herein shall prohibit or interfere with your right to file a charge, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state, or local agency.

RECEIPT OF PAY AND BENEFITS TO DATE

You acknowledge and agree that you have not applied for, nor are you eligible for, short term disability, long term disability, Worker's Compensation, or family and medical leave under applicable federal, state and local law. You further agree that you have received all salary and benefits due to you to date, and have taken any family and medical leave to which you are entitled. All pay earned by you, including vacation pay, has been paid or is included in the amounts referred to in the Payments section above.

REASONABLENESS OF RESTRICTIVE COVENANTS

You acknowledge that McDonald's has expended and will continue to expend substantial amounts of time, money and effort to develop business strategies, employee, customer and other relationships and goodwill to build an effective organization. You acknowledge that McDonald's has a legitimate business interest in and right to protect its confidential information, goodwill and employee, customer and other relationships, and that McDonald's would be seriously damaged by the disclosure of confidential information and the loss or deterioration of its employee, customer and other relationships. You further acknowledge that McDonald's is entitled to protect and preserve the going concern value of its business to the extent permitted by law. In light of the foregoing acknowledgments, you agree that the covenants contained in this Agreement are reasonable and properly required for the adequate protection of the businesses and goodwill of McDonald's.

You further acknowledge that, although your compliance with the covenants contained in this Agreement may prevent you from earning a livelihood in a business similar to the business of McDonald's, your experience and capabilities are such that the you have other opportunities to earn a livelihood and adequate means of support for you and your dependents. In light of the foregoing acknowledgements, you agree not to challenge or contest the reasonableness, validity or enforceability of any limitations and obligations contained in this Agreement.

CONSIDERATION PERIOD; KNOWING AND VOLUNTARY AGREEMENT AND RELEASE, AND ACCEPTABLE AND RETURN OF THE AGREEMENT

You have participated in negotiating the terms of this Agreement, have read it and understand it fully. You acknowledge that you have been and are hereby advised by this Agreement to consult with an attorney prior to executing this Agreement. You further acknowledge that you have been given at least 21 days to consider the terms of this Agreement, that you have been able to use this period, or as much of this period as you desire, and that you are now executing this Agreement voluntarily with the express intention of making a binding legal agreement, including giving up all Claims against the McDonald's Releasees. You forever waive any relief not explicitly set forth in this document. Notwithstanding the foregoing, nothing in this Agreement shall prohibit or interfere with your right to file a charge, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission or other federal, state or local agency.

REMEDIES FOR BREACH

You acknowledge that your material violation of any of the covenants contained in this Agreement would cause irreparable damage to McDonald's in an amount that would be material but not readily ascertainable, and that any remedy at law (including the payment of damages) would be inadequate. Accordingly, you agree that, notwithstanding any provision of this Agreement to the contrary, in addition to any other damages it is able to show, McDonald's shall be entitled (without the necessity of showing economic loss or other actual damage) (i) recover 90% of the cash payments described under "Consulting Services" (if already paid) and recover 90% of any value received from the exercise of the stock option grant dated June 29, 2012, and to immediately terminate the Consulting Period without payment of any remaining cash payments relating to the Consulting Period, and (ii) to injunctive relief (including temporary restraining orders, preliminary injunctions and permanent injunctions), without posting a bond, in any court of competent jurisdiction for any actual or threatened breach of any of the covenants set forth in this Agreement in addition to any other legal or equitable remedies it may have.

In addition, the two (2)-year post-termination nonsolicitation period and twenty-four (24)-month post-termination noncompetition period contemplated by this Agreement shall be tolled during (and shall be deemed automatically extended by) any period during with you are in violation of such covenants.

It is acknowledged that the foregoing is not a penalty but an agreed upon remedy that results from a failure of consideration upon a breach of the provisions of this Agreement. The preceding paragraph shall not be construed as a waiver of the rights that McDonald's may have for additional damages (or forfeitures) under this Agreement or otherwise, and all such rights shall be unrestricted.

Nothing herein shall prohibit or interfere with your right to file a charge, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state, or local agency. Further, nothing in this Agreement shall prohibit or interfere with your right to challenge enforcement of this Agreement under the Older Workers Benefit Protection Act before a court or tribunal or before the Equal Employment Opportunity Commission.

ARBITRATION OF CERTAIN DISPUTES

Except as described in the last sentence of this section and the section above entitled "Right to Enforce Agreement and Cooperate with the Government, and to the fullest extent allowed by law, you and McDonald's agree that all Claims relating to or arising under your employment or separation of employment, including but not limited to Claims of discrimination or unlawful termination and the interpretation, application, validity, breach and enforcement of this Agreement, shall be resolved solely and exclusively by final, binding and confidential arbitration before a single arbitrator pursuant to the rules of the American Arbitration Association applicable to employment disputes (the Employment Arbitration Rules) and that such Claims shall not be brought in court. All applicable statutes of limitations shall be preserved and shall be applicable   The parties agree that, to the extent any such Claim arises, it must be brought in your individual capacity and not maintained on a class action, collective action, or representative action basis, that these same limits apply to McDonald's, and that the arbitrator is prohibited from presiding over class, collective or representative Claims.   Claims may not be joined or consolidated in arbitration with Claims brought by other individuals, and no damages, penalties or other remedies may be sought or received on behalf of other individuals unless expressly agreed to in writing by all parties. Nothing in this paragraph shall limit the arbitrator's ability to award a party all statutory and common law remedies available under any Claim brought by that party in an individual capacity that has not been waived or released by this Agreement. The parties understand and agree that this paragraph waives their right to a jury trial on these Claims. In any such arbitration, the waivers and releases contained in this Agreement shall be fully applicable and enforceable. In the event a waiver of class, collective or representative Claims is found to be unlawful or unenforceable, then the only forum for such an action shall be court, not arbitration. Additionally, to the fullest extent allowed by law, if any proceeding may be brought by you or McDonald's in court or any other forum relating to or arising under your employment or separation of employment or the interpretation, application, validity, breach and enforcement of this Agreement, it shall be brought in an individual capacity and not maintained on a class, collective or representative action basis. Nothing herein shall prohibit or interfere with your right to file a charge, cooperate or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state, or local agency, or your right to file a workers' compensation or unemployment Claim. Notwithstanding the foregoing, McDonald's may in its discretion seek injunctive or other equitable relief, pending resolution of arbitration, in any court of competent jurisdiction for any violation of the Non-Compete; Non-Solicitation of Employees; Non-Interference with Business Relationships; Confidentiality of Employee Names; Non-Disturbance; and Confidential Information or other post-employment obligations provided for in this Agreement.

GOVERNING LAW

This Agreement, and the rights and obligations of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Illinois, without respect to its principles of conflicts of laws, except to the extent governed by federal laws.

RIGHT TO REVOKE

This Agreement may be revoked by delivering a written notice of revocation to, McDonald's Corporation, c/o General Counsel, 2915 Jorie Boulevard, Oak Brook, Illinois 60523, no later than the seventh day after you sign it. Revocations delivered by mail must be postmarked by the seventh day after signing this Agreement.

ENTIRE AGREEMENT

This Agreement contains the full agreement between you and McDonald's and completely supersedes any prior written or oral agreements or representations concerning the subject matter thereof. Any oral representation or modification concerning this Agreement shall be of no force or effect.

AMENDMENT

This Agreement may not be amended or modified otherwise than by a written agreement executed by the parties hereto or their respective successors and legal representatives.

SAVINGS CLAUSE

In the event that any one or more provisions (or portion thereof) of this Agreement is held to be invalid, unlawful or unenforceable for any reason, the invalid, unlawful or unenforceable provision (or portion thereof) shall be construed or modified so as to provide the released parties with the maximum protection that is valid, lawful and enforceable, consistent with the intent of the parties in entering into this Agreement. If such provision (or portion thereof) cannot be construed or modified so as to be valid, lawful and enforceable, that provision (or portion thereof) shall be construed as narrowly as possible and shall be severed from the remainder of this Agreement (or provision), and the remainder shall remain in effect and be construed as broadly as possible, as if such invalid, unlawful or unenforceable provision (or portion thereof) had never been contained in this Agreement.

SUCCESSORS; NON-ASSIGNMENT

This Agreement shall be binding on and shall inure to the benefit of and be enforceable by your legal representatives. You shall not assign this Agreement and represent that you have not assigned any of the Claims being released hereunder.

This Agreement shall be binding on and inure to the benefit of and be binding upon McDonald's and its successors and assigns. As used in this Agreement, "McDonald's" shall mean McDonald's as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

SECTION 409A

It is intended that payments and benefits made or provided under this Agreement shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"). Any payments that qualify for the "short-term deferral" exception, the separation pay exception or another exception under Section 409A shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A, each payment of compensation under this Agreement shall be treated as a separate payment of compensation for purposes of applying the exclusion under Section 409A for short-term deferral amounts, the separation pay exception or any other exception or exclusion under Section 409A. All payments to be made upon a termination of employment under this Agreement may only be made upon a "separation from service" under Section 409A to the extent necessary in order to avoid the imposition of penalty taxes on you pursuant to Section 409A. In no event may you, directly or indirectly, designate the calendar year of any payment under this Agreement.

Notwithstanding anything to the contrary in this Agreement, all reimbursements and in-kind benefits provided under this Agreement that are subject to Section 409A shall be made in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in this Agreement); (ii) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (iii) the reimbursement of an eligible expense shall be made no later than the last day of the calendar year following the year in which the expense is incurred; and (iv) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

Notwithstanding any other provision of this Agreement to the contrary, if you are considered a "specified employee" for purposes of Section 409A (as determined in accordance with the methodology established by the Company as in effect on the date of your termination of employment), any payment that constitutes nonqualified deferred compensation within the meaning of Section 409A that is otherwise due to you under this Agreement during the six-month period immediately following your separation from service (as determined in accordance with Section 409A) on account of your separation from service shall be accumulated and paid to you on the first business day of the seventh month following his separation from service (the "Delayed Payment Date"). If you die during the postponement period, the amounts and entitlements delayed on account of Section 409A shall be paid to the personal representative of your estate on the first to occur of the Delayed Payment Date or 30 calendar days after the date of your death.

You and McDonald's acknowledge and agree that your termination of employment on March 1, 2015 shall be a "separation from service," as that term is defined in Section 409A and Treasury regulation Section 1.409A-1(h), and that all references to termination of employment or date of termination contained herein shall be interpreted accordingly.

You agree on behalf of yourself and your heirs and acknowledge that Section 409A imposes acceleration of income tax and other tax penalties on fees and compensation received by certain providers that do not meet the requirements of Section 409A. McDonald's has advised you prior to the execution of this Agreement to seek the advice of your tax advisors with respect to the application of Section 409A to this Agreement. You further acknowledge that McDonald's has no responsibility to provide any tax advice to you (including advice with respect to Section 409A). You shall bear full responsibility for the payment of any and all federal, state or local taxes imposed on you with respect to the fees payable to you hereunder and McDonald's shall have no obligation or responsibility to indemnify or reimburse you for any taxes imposed on you under Section 409A or under any other federal, state or local tax laws.

[Signature Page to Follow]

IN WITNESS WHEREOF, Donald Thompson has hereunto set his hand and the Board of Directors of the McDonald's Corporation has caused this Agreement to be executed by its duly authorized representative, all as of the date first above written.

/s/ Donald Thompson
DONALD THOMPSON

McDONALD'S CORPORATION

/s/ Richard Floersch
BY: RICHARD FLOERSCH
TITLE: CORPORATE EXECUTIVE VICE PRESIDENT - CHIEF HUMAN RESOURCES OFFICER

<u>Attachment A: Intellectual Property</u>

Please list any Intellectual Property which you made, conceived or learned prior to the commencement of your employment with McDonald's:

Attachment B: Later Date Agreement

Later Date Agreement and General Release
March 2, 2016

Not To Be Signed Before March 2, 2016 (unless McDonald's agrees to end your consulting services before that date)

This Later Date Agreement and General Release ("Later Date Agreement") is entered into between Donald Thompson ("You") and McDonald's Corporation ("McDonald's"). ("McDonald's" as used herein will have the same meaning as in the Retirement and Consulting Agreement (the "First Agreement") between you and McDonald's.)

You agreed in your Retirement and Consulting Agreement ("First Agreement") to provide Consulting Services to McDonald's from March 2, 2015 through March 2, 2016, and in connection therewith, McDonald's agreed to pay you $1,500,000 on September 2, 2015 and, provided you execute this Later Date Agreement and General Release, $1,500,000 on March 2, 2016.

You must not sign this Later Date Agreement before March 2, 2016 (unless McDonald's agrees to end your Consulting Services before that date). You will not be entitled to enter into this Later Date Agreement unless you have entered into and have complied in all respects with the First Agreement between you and McDonald's, and the First Agreement is in full force and effect. Further, in the event you sign the First Agreement, the First Agreement will remain in full force and effect whether or not you enter into this Later Date Agreement.

1.   Benefits

        You will receive the following benefit, provided you have signed this Later Date Agreement on the date required:

$1,500,000 payable on March 2, 2016.

2.   General Release

        In exchange for the payments and benefits set forth in this Agreement, you (and anyone claiming through you or on your behalf, including, without limitation your heirs, executors, administrators, representatives, agents, successors and assigns) agree to release the "McDonald's Releasees" (as defined below) with respect to any and all claims, actions, causes of action, complaints, grievances, demands, allegations, promises, and obligations for damages, and any and all other demands (collectively, "Claims") you may have against the McDonald's Releasees or have ever had, whether known or unknown, concerning, relating to, or arising out of any alleged acts or omissions by the McDonald's Releasees from the beginning of time to the date on which you execute this Agreement.

"McDonald's Releasees" as used in this release and the rest of this Agreement includes McDonald's Corporation, McDonald's USA, LLC, all of their respective subsidiaries, affiliates and related entities and companies, and their current and former directors, officers, agents, employees, insurers and attorneys, and all employee benefit plans and arrangements and their administrators, trustees and other fiduciaries, and all successors and assigns of all of the foregoing.

The Claims you are releasing include without limitation the Claims referred to in this Agreement, any additional Claims asserted on your behalf by legal counsel (if any) or by any individual, entity or government agency, and all other Claims arising under any act, statute, constitution, regulation, executive order, ordinance, or the common law, including any Claims for attorneys' fees and/or costs. Without limiting the generality of the foregoing and subject to the exceptions listed in the section entitled "Right to Enforce Agreement and Cooperate with the Government" listed below, the Claims released by you hereunder include, but are not limited to:

(a) all Claims for or related in any way to your Consulting Services, employment, compensation, other terms and conditions of consulting or employment, or cessation of consulting or employment with the McDonald's Releasees;

(b) all Claims that were or could have been asserted by you or on your behalf: (i) in any federal, state, or local court, or tribunal; (ii) under any public policy or common law theory; (iii) under any employment agreement or contract, other agreement or contract, tort (including but not limited to Claims for infliction of emotional distress); or (iv) any federal, state, or local law, regulation, ordinance, or executive order;

(c) any and all Claims that a McDonald's Releasee is obligated to pay or owes any compensation or payments to you in connection with any ideas, information, inventions, processes, procedures, systems, methods, intellectual property or other materials that you may have developed, produced, created, designed, modified, improved, enhanced or revised during your employment with the McDonald's Releasees or disclosed to the McDonald's Releasees, including without limitation any trademarks, service marks, trade dress, copyrights, patents and/or trade secrets, (collectively referred to in this Agreement as "Materials"); and

(d) any and all Claims that were or could have been asserted by you or on your behalf arising under any law, including but not limited to, and as in effect or amended from time to time: Title VII of the Civil Rights Act of 1964 ("Title VII"), the Civil Rights Act of 1866 (42 U.S.C. Section 1981), the Civil Rights Act of 1991 (42 U.S.C. Section 1981a), Age Discrimination in Employment Act, 29 U.S.C. §§ 621 et seq. ("ADEA"), the Americans with Disabilities Act ("ADA"), the Employee Retirement Income Security Act, the Family and Medical Leave Act, the Uniformed Services Employment and Reemployment Rights Act ("USERRA"), the Genetic Information Nondiscrimination Act ("GINA"), the Equal Pay Act, the Fair Credit Reporting Act, the Immigration Reform Control Act, the Occupational Safety and Health Act, the Employee Polygraph Protection Act, the Worker Adjustment and Retraining Notification Act ("WARN Act"), the Lilly Ledbetter Fair Pay Act of 2009, any state or federal consumer protection and/or trade practices act, the Illinois Human Rights Act, the Illinois Wage Payment and Collection Act, the Illinois Equal Wage Act, the Illinois Equal Pay Act of 2003, the Illinois Minimum Wage Law, the Illinois Worker Adjustment and Retraining Notification Act ("Illinois WARN Act"), the anti-retaliation provisions of the Illinois Workers Compensation Act, and the Illinois Whistleblower Act and any other whistleblower statute.

Without limiting the generality of the foregoing, the Claims you are releasing include any Claim that any future nonpayment or difference in amount, timing or duration of wages, salaries, bonuses, benefits (such as under the Profit Sharing and Savings Plan, McDonald's long term incentive plans, McDonald's insurance plans, TIP, equity incentive plans, and CPUP) or other compensation is discriminatory under the ADEA, Title VII, the ADA and the Rehabilitation Act of 1973, all as amended or modified in operation by the Lilly Ledbetter Fair Pay Act of 2009, and all such Claims under all federal, state and local law, as heretofore or hereafter amended or modified in operation.

Notwithstanding anything in the foregoing to the contrary, this Agreement does not release any claims that may arise from any act or omission after the date of this Agreement, and does not contain a waiver of rights to indemnification to the maximum extent provided under McDonald's charter, by-laws and applicable law and to directors and officers liability insurance coverage with respect thereto.

YOU UNDERSTAND BY SIGNING THIS AGREEMENT, YOU ARE GIVING UP ALL CLAIMS AGAINST THE McDONALD'S RELEASEES except those expressly excepted by this Agreement or otherwise not waivable. You agree that this Agreement provides benefits to you that are above and beyond anything to which you are otherwise entitled.

3.   Right to Enforce Agreement and Cooperate with the Government

        Nothing in this Agreement shall prohibit or interfere with your right to bring any action to enforce the terms of this Later Date Agreement or the First Agreement or to file a charge, cooperate, or participate in an investigation or proceeding conducted by the Equal Employment Opportunity Commission, or other federal, state or local agency. However, except where otherwise prohibited by law, the consideration provided to you in this Later Date Agreement and the First Agreement shall be the sole relief provided to you for all claims you previously asserted or could have asserted. You are not, and will not be, entitled to recover, and you agree to waive any monetary benefits or other personal relief or recovery against McDonald's in connection with any such claim, charge or proceeding of any kind without regard to which entity or person has brought such claim, charge or proceeding.

4.   Receipt of Pay and Benefits To Date

        You acknowledge and agree that you will have received all compensation and reimbursement for expenses due to you in connection with your Consulting Services under the First Agreement.

5.   Entire Agreement

        This Later Date Agreement and the First Agreement (which will remain in full force and effect in the event you signed it, whether or not this Later Date Agreement is signed) contain the full agreement between you and McDonald's and completely supersede any prior written or oral agreements or representations concerning the subject matter thereof. Any oral representation or modification concerning this Later Date Agreement or the First Agreement shall be of no force or effect.

IN WITNESS WHEREOF, Donald Thompson has hereunto set his hand and the Board of Directors of the McDonald's Corporation has caused this Agreement to be executed by its duly authorized representative, all as of the date first above written.

_____

DONALD THOMPSON

McDONALD'S CORPORATION

_____

BY:

TITLE: